Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ♦*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

                                                        November 30, 2023

VIA EDGAR Ms. Jennie Beysolow Ms. Taylor Beech Office of Technology Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:          Uxin Limited
Response to the Staff’s Comments on
Registration Statement on Form F-3
Filed on November 2, 2022 (File No. 333-268111)

Dear Ms. Beysolow and Ms. Beech,

On behalf of our client, Uxin Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 30, 2022, on the Company’s Registration Statement on Form F-3 filed on November 2, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Concurrently with the submission of this letter, the Company is filing herewith the Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects the revisions discussed in this letter and other developments, via EDGAR with the Commission.

Uxin Limited

November 30, 2023

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Cover Page

1.	Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 1.

2.	We note your disclosure regarding the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please revise to make clear on the cover page that these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Also revise to address how the recently issued statements and regulatory actions relating to areas such as approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 1.

3.	We note your disclosure regarding the August 26, 2022 Statement of Protocol. Please revise to state that the PCAOB will be required to reassess its determinations by the end of 2022, as you have done on pages 9 and 21.

The Company respectfully advises the Staff that on December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 10 and 22 and 23 of the Amendment No. 1.

Uxin Limited

November 30, 2023

4.	We note your disclosure in the tenth paragraph and throughout the document that your business operations are "primarily" conducted in China. We also note that you have subsidiaries in Hong Kong. Please clarify whether you have operations in or have directors/officers located in Hong Kong, and if so, revise your prospectus cover to disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange, as well as the related risks and consequences.

The Company respectfully advises the Staff that it does not have any operation in Hong Kong. The Company further advises the Staff that, to the best of its knowledge, one of the Company’s independent directors resides in Hong Kong and none of the Company’s officers reside in Hong Kong. In light of this, the Company believes that laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on its ability to conduct business, accept foreign investment, or continue to list on a United States stock exchange.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 1.

5.	On your prospectus cover, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under historical VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the former VIEs, or to investors, and quantify the amounts where applicable. If no transfers have been made, so state. Provide cross-references to the consolidated financial statements. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. In addition, please amend your disclosure here to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the former VIEs by the PRC government to transfer cash or assets.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and disclosure on pages 16 and 22 of the Amendment No. 1.

Uxin Limited

November 30, 2023

6.	Include comparable disclosure to the disclosure on page 10 regarding your cash management policies. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 1.

Our Company

Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs, page 5

7.	Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amendment No. 1.

8.	We note your reference on pages 6 and 16 to your ability to "control" the former VIEs. Any references to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you satisfied for consolidation of the former VIEs under U.S. GAAP and your disclosure should clarify that you were the primary beneficiary of the former VIE for accounting purposes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 18 of the Amendment No. 1.

9.	We note that you have subsidiaries in Hong Kong. Please clarify whether you have operations in or have directors/officers located in Hong Kong, and if so, revise to discuss the applicable laws and regulations in Hong Kong and discuss the related risks and consequences in your risk factors.

The Company respectfully advises the Staff that it does not have any operation in Hong Kong. The Company further advises the Staff that, to the best of its knowledge, one of the Company’s independent directors resides in Hong Kong and none of the Company’s officers reside in Hong Kong. In light of this, the Company believes that laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on its ability to conduct business, accept foreign investment, or continue to list on a United States stock exchange.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amendment No. 1.

Uxin Limited

November 30, 2023

Permissions Required from the PRC Authorities for Our Operations, page 8

10.	Please revise to state affirmatively whether any permissions or approvals have been denied, as your disclosure in the second paragraph that you "have not received or were denied such permissions by any PRC," appears to be limited to permissions by the CSRC and CAC. In addition, please tell us whether the EDI license is the only requisite license or permit you are required to obtain. If not, please disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. In this regard, your disclosure appears to refer to multiple "licenses and permits." In addition, you state that you were advised by your PRC legal counsel about your conclusions regarding your determinations. Please clarify whether you relied on an opinion of counsel and if so, disclose the name of your PRC counsel and file a consent of counsel as an exhibit.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of the Amendment No. 1. The Company further advises the Staff that a consent of counsel from Beijing DOCVIT Law Firm, the Company’s counsel as to certain PRC legal matters, has been filed as an exhibit to the Amendment No. 1.

Cash and Asset Flows Through Our Organization, page 10

11.	Revise to quantify all cash flows, dividends and distributions between the holding company, its subsidiaries, and the former VIEs, and direction of transfer for the relevant time period. The disclosure here should not be qualified by materiality. In this regard, we note your response dated October 20, 2022 to our prior comment 5 relating to your Form 20-F for the year ended March 31, 2022. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide a cross-reference to the consolidated financial statements, the risk factor summary, and the related risk factor. In addition, please briefly describe the "satisfaction of applicable government registration and approval requirements" you reference in the second paragraph of your revised disclosure, and revise your disclosure about restrictions on foreign exchange and your ability to transfer cash between entities to include restrictions related to Hong Kong laws as well.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Amendment No. 1.

Uxin Limited

November 30, 2023

Risk Factors, page 16

12.	Please include risk factor disclosure discussing how legal claims, including federal securities law claims, against you and your officers and directors, may be difficult or impossible for investors to pursue in U.S. courts, that investors may be unable to enforce such judgments in China or Hong Kong, and that legal claims and remedies available in China or Hong Kong may be significantly different from those available in the United States and difficult to pursue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 24 of the Amendment No. 1.

Risks Related to Doing Business in China

The approval and/or other requirements of the CSRC, the CAC..., page 17

13.	Please include disclosure, similar to the disclosure you have included in the Permissions Required from the PRC Authorities for Our Operations section, that clarifies whether you have relied upon an opinion of counsel in reaching your conclusions with respect to the applicability of the CAC regulations and the basis for your determination.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Amendment No. 1.

Enforceability of Civil Liabilities, page 55

14.	We note your disclosure that most of your directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. Revise to identify the relevant individuals that reside in the PRC and Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Amendment No. 1.

*              *              *

Uxin Limited

November 30, 2023

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions regarding the Amendment No. 1, please do not hesitate to contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures

cc:	Feng Lin, Chief Financial Officer, Uxin Limited
Jianbin Gao, Partner, PricewaterhouseCoopers Zhong Tian LLP